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March 25, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Attention: Tom Kluck, Legal Branch Chief

Re: City Office REIT, Inc.

Confidential Draft Registration Statement on Form S-11

Originally Submitted December 6, 2013

Registration Statement on Form S-11

Filed January 7, 2014

CIK No. 0001593222

Dear Mr. Kluck:

On behalf of City Office REIT, Inc. (the “Company”), we are today filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 7 (“Amendment No. 7”) to the Company’s registration statement on Form S-11 for the proposed initial public offering of its common stock (the “Registration Statement”), which was originally submitted to the staff of the Commission (the “Staff”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on December 6, 2013, initially filed with the Commission on January 7, 2014, and subsequently amended on January 10, 2014, January 21, 2014, February 18, 2014, March 7, 2014, March 14, 2014 (“Amendment No. 5”) and March 18, 2014 (“Amendment No. 6”). Amendment No. 7 is being filed with the Commission in response to comments received from the Staff contained in your letter dated March 20, 2014 (the “Comment Letter”) in connection with Amendment No. 5 and Amendment No. 6. For convenience of reference, we have recited the Staff’s comments in the Comment Letter in bold face type and have followed each comment with the Company’s response. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in Amendment No. 7. Page references included in the Company’s responses are to those contained in Amendment No. 7. We have also enclosed with the copy of this letter that is being transmitted via overnight courier hardcopies of Amendment No. 7, including copies marked to show changes from Amendment No. 5.

ABU DHABI    |    BEIJING    |    BRUSSELS     |    FRANKFURT    |    HONG KONG    |    LONDON    |    MILAN    |     NEW YORK    |    PALO ALTO

PARIS    |    ROME    |    SAN FRANCISCO     |    SÃO PAULO    |    SHANGHAI    |    SINGAPORE    |    TOKYO     |    TORONTO    |    WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Our Advisor and the Advisory Agreement, page 8

1.	Please revise your disclosure in the summary or on page 118 to provide the definition of Core FFO, including how it is different from NAREIT FFO or advise. Refer to Item 10(e) of Regulation S-K.

Response: The Company advises the Staff that the Company added disclosure on page 123 to provide the definition of Core FFO under the Advisory Agreement, including how the Company’s definition of Core FFO is different from the definition of FFO by the National Association of Real Estate Investment Trusts.

Structure and Formation of Our Company, page 45

Formation Transactions, page 45

2.	We note your response to our prior comment two and your revisions to your filing. Your revisions did not address our comment, as such, it will be reissued. For each bullet point that discloses the consideration paid for each entity’s contribution, please further revise to disclose more detail of the contribution agreement with that entity. Specifically, for each contribution agreement, please disclose (1) interest acquired (2) interest disposed and (3) participation interests eliminated. This comment also applies to the narrative introduction to the Unaudited Pro Forma Consolidated Financial Statements on page F-2. Further, please tell us if adjustment F represents your accounting for the entire contribution agreement with Gibralt U.S., Inc and GCC Amberglen Investments LP. To the extent it does, please explicitly disclose this information in your adjustment F.

Response: The Company advises the Staff that the Company included a chart on pages 48, 49, 130, 131, F-3 and F-4 that discloses, for each of the initial properties, (1) the interest to be acquired by the Company and the operating partnership, (2) any interest to be disposed by the Property Ownership Entities and (3) the elimination of any participation interests by the Property Ownership Entities.

The Company also advises the Staff that Adjustment F to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 on page F-9 to the pro forma consolidated financial statements does not reflect the full accounting for the entire contribution agreement with Gibralt and GCC Amberglen as Adjustment H to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 to the pro forma consolidated financial statements on page F-10 reflect the $10 million cash payment from the operating partnership as a distribution to Gibralt and GCC Amberglen in connection with their contribution of their interest in the Amberglen property to the operating partnership.

Our Advisor and the Advisory Agreement, page 116

3.	Please provide the information required by Item 401 of Regulation S-K for those persons of the Advisor who will perform policy making functions for the company that are typically performed by executive officers or advise. Please see Rule 405 of Regulation C and Item 24 of Form S-11.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the principals of the Advisor who will perform policy making functions for the Company consist of the Company’s executive officers: James Farrar, Gregory Tylee and Anthony Mareric. The Company provides on page 120 the positions that James Farrar, Gregory Tylee and Anthony Maretic, who are the Company’s executive officers, hold as executive offers of the Advisor. In addition, the Company discloses on pages 4,7,50,83,86,120 and 132 that Samuel Belzberg is one of the Company’s directors and the president of the Advisor. The information required by Item 401 of Regulation S-K with relation to James Farrar, Gregory Tylee, Anthony Maretic and Samuel Belzberg is provided on pages 107 and 108.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Notes and Management’s Assumptions to Unaudited Pro Forma Consolidated Financial Statements, page F-6

4.	We note a $697,856 adjustment in your column ‘Other Pro Forma Adjustments’ on the Pro Forma Consolidated Statements of Operations. Please include a description of this adjustment.

Response: The Company advises the Staff that the Company removed the $697,856 adjustment to noncontrolling interest in properties previously included in the “Other Pro Forma Adjustments” column in the City Office REIT, Inc. Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 table in the pro forma consolidated financial statements. After subsequent review of the proposed allocation of the proceeds from the new financing and internal interest allocation methodologies, the Company has determined that the debt transactions would not impact the allocable share of income or loss of the noncontrolling interests.

5.	We note your response to our prior comment eight and your revisions to adjustment G in your filing. We further note your disclosure of AmberGlen Refinancing elsewhere in the filing. Please tell us how you determined it was not necessary to include a pro forma adjustment for the AmberGlen Refinancing.

Response: The Company advises the Staff that the Company does not have a commitment from a lender on the AmberGlen Refinancing and that the offering and formation transactions are not subject to completion of the AmberGlen Refinancing. See page 4. The Company did not include the AmberGlen Refinancing in the pro forma as of the current date because the Company is not able to factually support any adjustments that may be made to the terms of the debt as required for pro forma adjustments under S-X 210.11-02(b)(6).

6.	We note your adjustment I. Please tell us and revise your filing to clarify why there is a $194,172 adjustment to paid in capital to reflect the issue of common stock by City Office REIT, Inc. to CIO REIT.

Response: The Company advises the Staff that the Company revised the disclosure in Adjustment I to Note 1 – Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet as of December 31, 2013 to the pro forma consolidated financial statements on page F-10 to clarify that the issuance of common stock to CIO REIT was in exchange for CIO REIT’s interest in the AmberGlen property and is being accounted for in accordance with ASC 810 as a change in the Company’s ownership that does not result in a change in control. The $194,172 adjustment to additional paid in capital is recorded to reflect the issuance of the common stock in exchange for this property interest.

7.	We note your response to our prior comment 12 and your revisions to adjustment HH in your filing. It does not appear that you have addressed the comment in its entirety; as such, it will be partially reissued. Please revise to disclose the interest expense and the interest rate assumed for the New Mortgage. Further, please disclose the amount of amortization of financing costs.

Response: The Company revised the disclosure on page F-11 to disclose the interest expense and the interest rate assumed for the New Mortgage as well as the amount of the amortization of the financing costs.

Item 33. Recent Sales of Unregistered Equity Securities, page II-1

8.	We note that you plan to issue shares of your common stock as part of the formation transaction and/or concurrently with the public offering. Please revise this section to provide the information required by Item 701 of Regulation S-K with respect to all such issuances or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company has added additional disclosure on page II-1 to provide the information required by Item 701 of Regulation S-K under the Securities Act.

*  *  *  *

We thank you for your prompt attention to this filing. We hope the foregoing answers are responsive to your comments. If you have any questions, please feel free to contact me at (212) 848-7325. We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.

Respectfully yours,

/s/ Stephen T. Giove Stephen T. Giove

Enclosures

cc:	Folake Ayoola, U.S. Securities and Exchange Commission
Jennifer Monick, U.S. Securities and Exchange Commission
Kevin Woody, U.S. Securities and Exchange Commission
Anthony Maretic, City Office REIT, Inc.
James Farrar, City Office REIT, Inc.